Exhibit 99.7

ACTIONS SEMICONDUCTOR CO., LTD.

2015 Annual General Meeting

Tuesday, May 12, 2015

Agenda

1.	Call to Order
2.	Report of Directors
3.	Presentation of Annual Report
4.	Re-election of Two Class III Directors (vote by members)
5.	Adoption of the Employee Stock Ownership Incentive Plan of Actions (Zhuhai) Technology Co., Ltd. (vote by members)
6.	Questions from Members

ELECTION OF CLASS III DIRECTORS

Pursuant to our Second Amended and Restated Articles of Association, our Board of Directors is divided into three (3) classes of directors, Class I, Class II and Class III.  At this 2015 Annual General Meeting, the terms of our Class III Directors (Lee, Hsiang-Wei (David) and Lin, Yu-Hsin (Casper) ) expire and our Board of Directors recommends that each of Lee, Hsiang-Wei (David) and Lin, Yu-Hsin (Casper) be re-elected to serve as a Class III Director for another three-year term until our 2018 Annual General Meeting.

Class III Directors:

Lee, Hsiang-Wei (David) has served as our Chairman since October 2007. Previously, Mr. Lee served as our Chief Financial Officer from October 2005 to October 2007. Mr. Lee also currently serves as CEO of Robeco TEDA (Tianjin) Asset Management Co., Ltd, and a director of Pacific Sun Investment Management Co., Ltd. Previously, Mr. Lee was the CEO of ABN AMRO Asset Management (China). From 1995 to 2002 he was the Chairman and CEO of ABN AMRO Asset Management’s Taiwan operations where he managed assets in the amount of US$3.5 billion. Mr. Lee has more than 15 years of experience in corporate finance and investment management. Mr. Lee holds a Master of Business Administration degree from Duke University and a Bachelor of Science degree in biometrics from National Taiwan University.

Lin, Yu-Hsin (Casper) has served as one of our directors since August 2005. Previously, Mr. Lin served as the chairman and director of Memory Devices, Ltd., a memory module manufacturer, a director of Twinmos Tech. Inc., a network module manufacturer, and a director and the Chief Financial Officer of United Microelectronics, a semiconductor wafer manufacturer. Mr. Lin holds a Master in Business Administration degree from Bloomsbury University of Pennsylvania and a Bachelor of Art degree from the accounting department of Soochow University in Taiwan.

Vote Required and the Board’s Recommendation

An Ordinary Resolution passed by the affirmative vote of a majority of the ordinary shares present in person or by proxy at the 2015 Annual General Meeting and voting on this proposal is required for each of the re-elections.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” BOTH OF THE RE-ELECTIONS.

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ADOPTION OF

the Employee Stock Ownership Incentive Plan of Actions (Zhuhai) Technology Co., Ltd.

At this 2015 Annual General Meeting of the shareholders of the Company, our Board of Directors recommends the adoption of the Employee Stock Ownership Incentive Plan of Actions (Zhuhai) Technology Co., Ltd. (the “Subsidiary Plan”) , in the form attached hereto as Exhibit A.

Vote Required and the Board’s Recommendation

An Ordinary Resolution passed by the affirmative vote of a majority of the ordinary shares present in person or by proxy at the 2015 Annual General Meeting and voting on this proposal is required for the adoption of the Subsidiary Plan.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE SUBSIDIARY PLAN.

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EXHIBIT A

Actions (Zhuhai) Technology Co., Ltd.

Employee Stock Ownership Incentive Plan

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